Exhibit 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel

June 9, 2022
________________________________

NOTICE OF 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 19, 2022
________________________
Dear MediWound Ltd. Shareholders:

We cordially invite you to attend the 2022 annual general meeting of shareholders, or the Meeting, of MediWound Ltd., or the Company, to be held at 10:00 a.m. Eastern Daylight Time (EDT) on Tuesday, July 19, 2022, at the offices of Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300.

The Meeting is being called for the following purposes:

(1)
To re-elect each of Messrs. Stephen T. Wills, David Fox and Assaf Segal, and Dr. Vickie R. Driver (who are incumbent, non-external directors), and elect Mr. Sharon Malka (as a new non-external director), to the Company’s board of directors, or Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal.

(2)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and to authorize the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

(3)	To approve an amendment to the form of indemnification letter to which the Company is party with its current and future directors and executive officers.
(4)	To approve and ratify the terms of the Company’s renewed Directors and Officers liability insurance policy for the period from April 1, 2022 through March 31, 2023.
(5)
To approve grants of options to purchase 75,000 ordinary shares for the Company’s Executive Chairman of the Board, and options to purchase 37,500 ordinary shares for each of the Company’s other directors.

(6)	To approve payment of an annual cash bonus to Mr. Sharon Malka, the Company’s outgoing Chief Executive Officer, in respect of his performance in 2021.
(7)	To approve the compensation terms of Mr. Ofer Gonen as the Company’s new Chief Executive Officer, which terms will be effective as of July 1, 2022.
(8)	To approve payment of a cash severance payment to Mr. Sharon Malka, the Company’s outgoing Chief Executive Officer.
(9)	To approve active director service terms for Mr. Sharon Malka, the Company’s outgoing Chief Executive Officer.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2021, as previously made available to our shareholders as part of our Annual Report on Form 20-F filed with the Securities and Exchange Commission, or SEC, on March 17, 2022, which may be accessed at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The record date of shareholders entitled to vote at the Meeting has been set as the close of business on Friday, June 10, 2022.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 4, 6, 7 and 8 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

• the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Israeli Companies Law, 5759-1999, or the Companies Law, as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

• the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors or chief executive officer of the Company, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company. For purposes of each of Proposals 6, 7 and 8, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in the Company if no other shareholder holds more than 50% of the voting rights.

As far as we are aware, Clal Biotechnology Industries Ltd. (due to both its own holdings and the holdings of its wholly-owned subsidiary, Clal Life Sciences, LP) will be deemed to be a controlling shareholder of the Company for purposes of the vote on each of Proposals 6, 7 and 8. Its vote will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved for each of those proposals.

A conflict of interest (referred to under the Companies Law as a “personal interest”) (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

Shareholders are requested to complete, date and sign all enclosed proxy cards and/or voting instruction forms, and to return them promptly in the pre-addressed envelopes. No postage will be required if they are mailed in the United States.

If you are a registered shareholder and will submit your completed, executed proxy card in the enclosed envelope, it must be received by our transfer agent not later than 11:59 p.m. Eastern Daylight Time on Monday, July 18, 2022 in order to be validly included in the tally of shares voted at the Meeting. Alternatively, you may send your completed, executed proxy card to our registered Israeli offices so that it is received no later than 1:00 p.m. Israel time on the date of the Meeting. Your proxy card, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions are provided in both the enclosed proxy statement and enclosed proxy card.
ii

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, please follow the enclosed instructions on your voting instruction form in order to submit it to your broker, trustee or nominee. As an alternative to physically mailing your voting instruction form, you may use it for purposes of submitting your voting instructions online, at www.proxyvote.com.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s Israeli offices, 42 Hayarkon St., Yavne 8122745, Israel, Attention: Mr. Yaron Meyer, Executive Vice President, General Counsel and Corporate Secretary, email: yaronm@mediwound.com, no later than June 15, 2022. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than June 22, 2022, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K, or Form 6-K.

This notice, and the enclosed proxy statement, as well as the form of proxy card for the Meeting, are also being furnished to the SEC as exhibits to a Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website - at www.mediwound.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Thursday, June 16, 2022, at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, upon prior coordination with the Company. Our telephone number at our registered office is +972-77-971-4100.

Sincerely, Stephen T. Wills Executive Chairman of the Board of Directors

iii

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 77 971 4100
__________________________

PROXY STATEMENT
______________________

2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of MediWound Ltd. (“MediWound” or the “Company”), to be voted at the 2022 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2022 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. Eastern Daylight Time (EDT) on Tuesday, July, 19, 2022, at Latham & Watkins LLP, Conference Center, 1271 Avenue of the Americas, New York, New York 10020-1300.

This Proxy Statement, the attached Notice of 2022 Annual General Meeting of Shareholders and the enclosed proxy card and/or voting instruction form, are being made available to holders of MediWound ordinary shares, par value 0.01 New Israeli Shekels (“NIS”) per share (“ordinary shares”), on or about June 14, 2022.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on Friday, June 10, 2022, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To re-elect each of Messrs. Stephen T. Wills, David Fox and Assaf Segal, and Dr. Vickie R. Driver (who are incumbent, non-external directors) and elect Mr. Sharon Malka (as a new non-external director), to the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal.

(2)
To approve the re-appointment of Somekh Chaikin, a member firm of KPMG, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and to authorize the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services.

(3)	To approve an amendment to the form of indemnification letter to which we are party with our current and future directors and executive officers.
(4)	To approve and ratify the terms of the Company’s renewed Directors and Officers liability insurance policy for the period from April 1, 2022 through March 31, 2023.
(5)	To approve grants of options to purchase 75,000 ordinary shares for our Executive Chairman of the Board, and options to purchase 37,500 ordinary shares for each of our other directors.
(6)	To approve payment of an annual cash bonus to Mr. Sharon Malka, our outgoing Chief Executive Officer, in respect of his performance in 2021.
(7)	To approve the compensation terms of Mr. Ofer Gonen as the Company’s new Chief Executive Officer, which terms will be effective as of July 1, 2022.
(8)	To approve payment of a cash severance payment to Mr. Sharon Malka, our outgoing Chief Executive Officer.
(9)	To approve an active director service terms for Mr. Sharon Malka, our outgoing Chief Executive Officer.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2021, as previously made available to our shareholders as part of our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2022 (the “2021 Form 20-F”), which may be accessed at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On June 1, 2022, we had 33,140,633 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Friday, June 10, 2022, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our articles of association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of the Meeting with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner votes its shares generally for the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposals 4, 6, 7 and 8 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Israeli Companies Law, 5759-1999 (the “Companies Law”) as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of a company or its chief executive officer, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the company. For purposes of each of Proposals 6, 7 and 8, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

As far as we are aware, Clal Biotechnology Industries Ltd. (due to both its own holdings and the holdings of its wholly-owned subsidiary, Clal Life Sciences, LP) will be deemed to be a controlling shareholder of our Company for purposes of the vote on Proposals 6, 7 and 8. Its vote will therefore be excluded in determining whether either of the above-described special majority conditions has been achieved for each of those proposals.

A conflict of interest (referred to under the Companies Law as a “personal interest”) of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer, and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form, as applicable) whether or not such shareholder is a controlling shareholder or has a conflict of interest in the approval of Proposals 4, 6, 7 and 8, and failure to do so disqualifies the shareholder from participating in the vote on Proposals 4, 6, 7 and 8. In order to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of any such proposal and in order to therefore be counted towards or against the special majority required for the approval of each such proposal, you must check the box “FOR” under Items 4A, 6A, 7A and 8A on the accompanying proxy card or voting instruction form when you record your vote or voting instructions on Proposals 4, 6, 7 and 8, respectively.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposals 4, 6, 7 and 8, you should check the box “AGAINST” under Items 4A, 6A, 7A and/or 8A, as applicable, on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposals 4, 6, 7 and/or 8 (as applicable), but will not be counted towards or against the special majority required for approval of that proposal.

How You Can Vote

You can vote your shares by attending the Meeting, by completing and signing a proxy card, or, if you are a shareholder holding your shares in “street name,” by providing voting instructions to your bank, broker or other nominee in one of the manners described below.

Shareholders of Record

If you are a shareholder of record (that is, a share certificate or book-entry position is registered in your name at our transfer agent), you can submit your vote by completing, signing and submitting (in the enclosed envelope) the enclosed proxy card. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on the Company’s website at http://ir.mediwound.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our general counsel via fax +972-77-971-4182 or email yaronm@mediwound.com. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 42 Hayarkon Street, Yavne 8122745, Israel no later than 1:00 p.m., Israel time, on the date of the Meeting, or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m., Eastern Daylight Time on Monday, July 18, 2022.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendation of the Board with respect to Proposals 1, 2, 3, 5 and 9, and will be deemed to have abstained with respect to Proposals 4, 6, 7 and 8 (unless you confirm in Items 4A, 6A, 7A and 8A that you are not a controlling shareholder and lack a conflict of interest in the approval of Proposals 4, 6, 7 and 8, respectively, in which case your shares will be voted in favor of Proposals 4, 6, 7 and 8). The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

You must remember to confirm in writing by indicating “FOR” under Items 4A, 6A, 7A and 8A on the enclosed proxy card that you are not a controlling shareholder and that you lack a conflict of interest in the approval of Proposals 4, 6, 7 and 8, respectively (or else check the box “AGAINST” under Items 4A, 6A, 7A and/or 8A, as applicable, if you are a controlling shareholder or possess such a conflict of interest).

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. As per the information that is being sent to you, a beneficial holder may provide voting instructions in one of three ways: (i) completing and mailing the physical voting instruction form in the envelope provided; (ii) completing the online version of the voting instruction form at www.proxyvote.com (please use your control number); and (iii) voting via telephone (by dialing the telephone number provided in the physical or electronic voting information being sent to you). Your physical voting instruction form must be received by 12:00 p.m., Eastern Daylight Time, on Monday, July 18, 2022 in order for your voting instructions to be included in the tally of votes for the Meeting. If you provide your voting instructions online or via telephone, you must submit those instructions by 11:59 p.m., Eastern Daylight Time, on Sunday, July 17, 2022, in order for them to be included in the tally of votes for the Meeting. Because a beneficial holder is not a shareholder of record, you may not vote your shares in person at the Meeting unless you obtain and submit to us in advance of the Meeting (as described below) a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, along with an account statement that shows that you own your shares as of the record date for the Meeting (June 10, 2022).

If no voting instructions are received by the bank, broker or other nominee from you on or before the above dates and times established for such purpose, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”).

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any specific proposals, and the broker, trustee or nominee may not cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the particular proposals. Such shares have no impact on the outcome of the voting on any of the proposals.

If you hold shares as a beneficial owner, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the vote on these important matters. You must remember to confirm via the relevant item on the physical or electronic voting instruction form, or via the telephone voting procedure, whether or not you are a controlling shareholder or possess a conflict of interest in the approval of Proposals 4, 6, 7 or 8 (when submitting your voting instructions on each such proposal); otherwise, your vote on those proposals will not count.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date and by submitting it prior to the above-described deadline for initially submitting your proxy. In the alternative, you may effectively revoke your proxy by voting in person at the Meeting. If you hold your shares in “street name”, you may change your voting instructions by following the directions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the Meeting and voting in person.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about June 14, 2022. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Attending Meeting in Person

We desire to reduce the risk of further spreading of the COVID-19 (coronavirus) pandemic, and to safeguard the well-being of shareholders, Board and Company representatives at the Meeting.

Consequently, we strongly encourage shareholders to mail in their proxy cards or voting instruction forms in lieu of attending the Meeting in person. If a shareholder holding ordinary shares as of the record date for the Meeting (June 10, 2022) nevertheless desires to attend the Meeting, he, she must follow the below safety requirements

Upon entry Latham & Watkins LLP offices, all visitors are required to present proof of full vaccination (e.g., a photograph of your CDC card) or negative COVID-19 test result for a test taken within the past 72 hours (e.g., a time-stamped photograph of a negative at-home test or copy of lab results). Moreover, only visitors who present proof of full vaccination are permitted to take off their face mask in Latham & Watkins LLP offices.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on publicly available information and/or information obtained by the Company upon its inquiry, which, except as indicated below, is provided as of June 1, 2022, as of which date there were 33,140,633 ordinary shares issued and outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class

Directors and Executive Officers

Stephen T. Wills	*	*

Ofer Gonen	*	*

Assaf Segal	*	*

Vickie R. Driver	*	*

Nissim Mashiach	*	*

Sharon Kochan	*	*

David Fox	*	*

Samuel Moed	*	*

Sharon Malka	413.842	1.2%

Boaz Gur-Lavie	*	*

Lior Rosenberg(1)	2,003,563	6.0%

Ety Klinger	*	*

Yaron Meyer	*	*

All executive officers and directors as a group (13 persons)(2)	3,423,332	9.9%

Principal Shareholders (who are not Directors or Executive Officers)

Clal Biotechnology Industries Ltd.(3)	11,047,471	33.2%

*	Less than 1%.

(1)
Shares beneficially owned consist of: (i) 146,823 ordinary shares held directly by Prof. Rosenberg; (ii) 146,535 ordinary shares issuable upon exercise of outstanding options held directly by Prof. Rosenberg that are currently exercisable or exercisable within 60 days of June 1, 2022; and (iii) 1,710,205 ordinary shares held by L.R. Research and Development Ltd. in trust for the benefit of Prof. Rosenberg. Prof. Rosenberg is the sole shareholder of L.R. Research and Development Ltd.

(2)
Shares beneficially owned consist of 2,012,356 ordinary shares held directly or indirectly by such executive officers and directors and 1,410,975 ordinary shares issuable upon exercise of outstanding options and RSUs that are currently exercisable or exercisable within 60 days of June 1, 2022.

(3)
Shares beneficially owned consist of: (i) 8,208,973 ordinary shares held by Clal Life Sciences, LP, whose managing partner is Clal Application Center Ltd., a wholly-owned subsidiary of Clal Biotechnology Industries Ltd. (“CBI”); (ii) 2,682,665 ordinary shares held by CBI and (iii) 155,833 ordinary shares issuable upon exercise of outstanding options held directly by CBI that are currently exercisable or exercisable within 60 days of June 1, 2022. As reported on a Schedule 13G/A filed on February 14, 2019 by Access Industries Holdings LLC, Access Industries Holdings LLC indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns 47.17% of the outstanding shares of CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Inc., 40 West 57th Street, New York, New York 10019, United States.

ADDITIONAL INFORMATION REGARDING OUR BOARD, CORPORATE GOVERNANCE
AND COMPENSATION OF OUR OFFICERS AND DIRECTORS

Item 6.B of our 2021 Form 20-F contains information regarding compensation paid to our directors and certain officers (including our five most highly compensated officers) in, or with respect to, 2021. Item 6.C of our 2021 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices. We encourage you to review those items of our 2021 Form 20-F (which we incorporate by reference herein) to obtain additional information.

PROPOSAL 1
RE-ELECTION AND ELECTION OF NON-EXTERNAL DIRECTORS

Background

We currently have a board of directors composed of eight directors, including two external directors elected pursuant to the requirements of the Companies Law. A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

Our Board has nominated Messrs. Stephen T. Wills, David Fox, and Assaf Segal, and Dr. Vickie R. Driver, four of our incumbent directors who are not external directors, for re-election as directors at the Meeting. In addition to incumbent nominees, our Board has nominated Mr. Sharon Malka, our outgoing Chief Executive Officer, for election as a director at the Meeting. Two of our other incumbent directors— Mr. Ofer Gonen, who has been appointed as our new Chief Executive Officer as described in Proposal 7, and Mr. Samuel Moed— have not been nominated for re-election to the Board. Assuming the election of all nominees to the Board pursuant to this Proposal 1, the size of our Board will be reduced from eight members to seven members.

The Board has determined that each of Mr. Fox and Dr. Driver (in addition to our two external directors, Sharon Kochan and Nissim Mashiach, who are in the middle of a three-year term under the Companies Law and are not subject to re-election at the Meeting), satisfies the Companies Law non-affiliated director requirements as well as the independence requirements under the Nasdaq Listing Rules. Therefore, our Board (via four out of its seven members, assuming the election of all nominees under this Proposal 1) will fulfill the Nasdaq majority board independence requirement.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholder meeting of a public company at which the appointment of a director is to be considered may not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements, and provides details of his or her applicable qualifications. Each of the five nominees for re-election pursuant to this Proposal 1 has provided the foregoing declaration.

The following information is supplied with respect to each nominee for re-election to the Board and is based upon the records of the Company and information provided to us by the nominees:

Stephen T. Wills has served as a member of our Board since May 2017, as Chairman of our Board since October 2017 and as Executive Chairman of our board since May 2019. Mr. Wills serves as Chief Financial Officer (since 1997) and Chief Operating Officer (since 2011) of Palatin Technologies, Inc. (NYSE: PTN), a biopharmaceutical company developing targeted, receptor‑specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. Mr. Wills serve on the boards of Gamida Cell Ltd. (Nasdaq: GMDA), a leading cellular and immune therapeutics company since March 2019 (audit and finance committee member) and of Amryt Pharma, a biopharmaceutical company focused on developing and delivering treatments to help improve lives of patients with rare and orphan diseases since September 2019 (chairman of audit committee and member of the finance committee). Mr. Wills also serves on the board of trustees and executive committee of The Hun School of Princeton, a college preparatory day and boarding school since 2013, and its chairman since June 2018. Mr. Wills served on the board of directors of Caliper Corporation, a psychological assessment and talent development company since March 2016 and as chairman from December 2016 until December 2019, when Caliper was acquired by PSI. Mr. Wills serves as executive chairman and interim principal executive officer of Derma Sciences Inc. a provider of advanced wound care product from December 2015 to February 2017, when Derma Sciences was acquired by Integra Lifesciences (Nasdaq: IART). Previously, Mr. Wills served on the Board of Derma Sciences as the lead director and chairman of the audit committee from June 2000 to December 2015. Mr. Wills served as the Chief Financial Officer of Derma Sciences from 1997 to 2000. Mr. Wills served as the president and Chief Operating Officer of Wills, Owens & Baker, P.C., a public accounting firm from 1991 to 2000. Mr. Wills, a certified public accountant, earned his Bachelor of Science in accounting from West Chester University, and a Master of Science in taxation from Temple University.

Vickie R. Driver has served as a member of our Board since May 2017. Dr. Driver is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Rhode Island. Her career as a podiatric physician and surgeon has included a special emphasis on limb preservation and wound healing in her medical practice, as well as, research and education. Dr. Driver has been a Professor of Surgery in the Department of Orthopedics at Brown University (Clinical) since 2014. She has served for 9 years on the Board of Directors for the Association for the Advancement of Wound Care (“AAWC”), and recently completed her tenure as President for this international organization. Dr. Driver is also the chair of Wound Care Experts and U.S. Food and Drug Administration (“FDA”) Clinical Endpoints Project. She has just been named to serve as member at large to the Board of Directors of the Wound Healing Society (“WHS”) and Board Member to the Critical Limb Ischemia (“CLI”) Global Society. In addition, she serves on multiple national and international clinical committees that focus on preventing limb loss and improving wound healing in the high‑risk population. She has served as an investigator for more than 70 important multi‑center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials and has authored over 120 publications and abstracts. Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation– Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs. Since 2015, she has served as Director, Translational Medicine, Wound Healing at the Novartis Institute for Biomedical Research. From 2011 to 2014, she was Program Director, Inaugural Educational Committee at the American College of Wound Healing and Tissue Repair at University of Illinois School of Medicine. From 2011 to 2015, she was also Scientific Director, Colorado Prevention Center, Wound Care Laboratory at the University of Colorado. From 2012 to 2015, Dr. Driver held a number of positions at the Providence Veterans Administration Medical Center in Rhode Island, including Chief, Section of Podiatric Surgery and Director, Clinical Research, Limb Preservation and Wound Healing. Prior thereto, she held various positions at multiple major multidisciplinary Limb Preservation – Wound Healing Centers of Excellence. Dr. Driver received a Doctorate of Podiatric Medicine and Surgery from the California College of Podiatric Medicine and Surgery and a Masters in Medical Education from Samuel Merritt University.

David Fox has served as a member of our Board since April 2020. Mr. Fox was most recently a partner at Kirkland & Ellis LLP and served as a member of its Global Executive Management Committee until 2019. Prior to joining Kirkland, Mr. Fox was partner with Skadden, Arps, Slate, Meagher & Flom LLP, where he was a member of its top governing committee. Mr. Fox is a director of Israel Discount Bank of New York, a member of the board of directors at the Park Avenue Armory and a member of the advisory board of New Alternatives for Children, for which he provides support to families caring for medically fragile children. In addition, Mr. Fox serves on the board of governors, and is an honorary fellow of the Hebrew University, Jerusalem. He holds an LL.B. degree from Jerusalem University, Israel.

Assaf Segal has served as a member of our Board since October 2017. Mr. Segal serves as a board member of several companies, including Biokine therapeutics Ltd., Campus Bio L.P., Clal Life Sciences L.P. and Clal Application Center Ltd. Prior to that time, Mr. Segal was a Partner at Variance Economic Consulting Ltd., from 2004 until June 2015, where he provided in‑depth consulting for international and local clients in a wide range of industries, including telecommunications, internet, biotech, heavy industry and financial sectors. Previously, he founded a start‑up software company. Mr. Segal also previously held a managerial position at PriceWaterhouseCoopers Corporate Finance and was an Economic Department manager at the North American division of Amdocs Inc. His experience also includes risk management and house account (“Nostro”) trading at the Union Bank of Israel, and serving as an economist for capital markets in the Research Department of the Bank of Israel. Mr. Segal also has many years of experience in economic consulting and company valuations, joint ventures and financial instruments for investments, M&A, and IPOs. He has 15 years of experience in economic consulting for international and local clients in the Bio‑Tech sector as well as in Hi‑Tech, financial and other sectors. He holds a B.A. in Economics and Statistics and an M.B.A. (Finance and Information Systems) from the Hebrew University of Jerusalem.

Sharon Malka has served as our Chief Executive Officer since May 2019, and is expected to transition into a role as an active director, pending his election pursuant to this Proposal 1 and approval of his active director service terms pursuant to Proposal 9, at the Meeting. Prior to May 2019, he served as our Chief Financial and Operations Officer, beginning in April 2007. From 2002 to 2007, Mr. Malka was a partner at Variance Economic Consulting Ltd., a multi‑disciplinary consulting boutique that specializes in financial and business services. Mr. Malka also served as a Senior Manager at Kesselman Corporate Finance, a division of PricewaterhouseCoopers Global Network, from 1998 to 2002. Mr. Malka holds a B.Sc. in Business Administration from the Business Management College in Israel and an M.B.A. from Bar Ilan University, Israel.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Meeting:

(a)
“RESOLVED, that Mr. Stephen T. Wills be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(b)
“RESOLVED, that Dr. Vickie R. Driver be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until her successor is duly appointed and qualified, or until her earlier resignation or removal.”

(c)
“RESOLVED, that Mr. David Fox be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(d)
“RESOLVED, that Mr. Assaf Segal be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(e)
“RESOLVED, that Mr. Sharon Malka be, and hereby is, elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the election of any of the said nominees. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of each of the resolutions included in this Proposal 1.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolutions approving the re-election of each of Messrs. Stephen T. Wills, David Fox and Assaf Segal, and Dr. Vickie R. Driver, and the initial election of Mr. Sharon Malka, as members of our Board.

PROPOSAL 2
APPROVAL AND RATIFICATION OF APPOINTMENT OF SOMEKH CHAIKIN AS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Somekh Chaikin, a member firm of KPMG, independent registered public accounting firm, or Somekh Chaikin, has served as our independent registered public accounting firm since its appointment in 2020. Our audit committee and Board have resolved to nominate Somekh Chaikin for reappointment as our independent registered public accounting firm until the close of the next annual general meeting of shareholders of the Company.

Our shareholders are being requested to approve Somekh Chaikin’s reappointment and authorize our Board (with power of delegation to our audit committee) to fix Somekh Chaikin’s compensation in accordance with the volume and nature of its services.

For a summary of the fees for professional services (consisting of audit fees, audit-related fees and tax fees) rendered to us by Somekh Chaikin for the year ended December 31, 2021 (commencing on June 15, 2021), and by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, our former independent registered public accounting firm, for the year ended December 31, 2020 and up until April 28, 2021, please see Item 16C. “Principal Accountant Fees and Services” of our 2021 Form 20-F, which information is incorporated by reference in this Proposal 2.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that (i) Somekh Chaikin, a member firm of KPMG, be and hereby is reappointed as the Company’s independent registered public accounting firm for the year ending December 31, 2022, and until the next annual general meeting of shareholders of the Company, and (ii) the Company’s board of directors (with power of delegation to the audit committee) be, and hereby is, authorized, to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of its services. “

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-appointment of Somekh Chaikin. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in this Proposal 2.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the reappointment of, and authorizing the board of directors to fix the remuneration of, the Company’s independent registered public accounting firm.

PROPOSAL 3
AMENDMENT TO FORM OF INDEMNIFICATION LETTER
Background

Under the Companies Law, a company may indemnify an office holder in respect of certain liabilities and expenses incurred for acts performed by him or her as an “office holder” (defined under the Companies Law as consisting of directors and certain senior officers), either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification. The categories of permitted indemnification consist of the following:

• financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned foreseen events and amount or criteria;

• reasonable litigation expenses, including attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding, and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

• reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent; and

• any other event, occurrence or circumstances in respect of which the Company may lawfully indemnify an office holder of the Company (including, without limitation, indemnification with respect to the matters referred to under Section 56h(b)(1) of the Israeli Securities Law 5728-1968, as amended.

Our Articles permit indemnification with respect to each of the above categories.

Under the Companies Law, an Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our Articles include such a provision. A company may not, however, exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders. A company may not, furthermore, exculpate an office holder from liability for a breach of the duty of loyalty.

We have entered into letter agreements with each of our current directors and executive officers exculpating them from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them, in each case, to the fullest extent permitted by our Articles and Israeli law.

We last amended the existing form of indemnification letter to which we are party with each of our office holders in conjunction with our June 2021 annual general meeting of shareholders, at which our shareholders approved an increase to the maximum indemnification amount under the letter.

During the time leading up to the publication of the notice for the Meeting, our compensation committee and Board have approved, and are recommending for approval by our shareholders, certain amendments to provisions of the form of indemnification letter to which we are party with our current office holders, and to which we will be party, from time to time, with any future office holders. The amendments are meant to ensure that certain updates to the indemnification provisions of the Companies Law are reflected in our form of indemnification letter. Those updates, and the applicable sections of the letter agreement proposed for amendment, are summarized as follows:

1.	Indemnifiable Events (Section 1.1.3)

The Companies Law allows a company to indemnify its directors and officers, inter alia, for reasonable legal expenses (1) which the officer incurred or (2) with which he was charged by the court. The amended language aims to clarify that the indemnification letter provides indemnity for both cases.

2.	Indemnifiable Events (Section 1.1.4)

The Israeli Securities Law, 5728-1968, provides that in addition to the provisions of the Companies Law, a person may be indemnified or insured with respect to a payment to a party who was harmed as a result of a violation of certain administrative proceedings.

Although our ordinary shares are not traded in Israel, because we are incorporated in Israel and have Israeli shareholders, including this as an indemnifiable event in the indemnification letter is recommendable. This amendment should also be reflected in our Articles.

3.	Indemnification Procedure (Section 1.3)

According to the current language of the indemnification letter, we will pay amounts to cover an indemnitee’s expenses with respect to which indemnitee is entitled to be indemnified as and when incurred. The payments of such amounts shall be made by us as soon as practicable, but in any event no later than thirty (30) days. Based on indemnification letters of other companies (including Israeli companies that have recently completed their initial public offerings), we propose shortening that period to fifteen (15) days.

4.	Presumption of Entitlement (Section 1.7)

The amended language adds a presumption that an indemnitee who submits a claim for indemnification is entitled to it, while if we claim that an indemnitee is not entitled to indemnification, we will need to overcome that presumption.

5.	Notification and Defense of Claim (Section 7)

5.1
General – the amendment aims to clarify that omission to notify the Company may derogate from an indemnitee’s right to indemnification, only if it materially prejudices our ability to defend such action.

5.2	Appointment of Counsel (Section 7.2) – the amendment clarifies that appointed counsel should act and should owe duty of loyalty to the Company and to the indemnitee.

5.3
Settlement of Claims by Indemnitee (Section 7.3) – according to the indemnification letter we are not required to indemnify in the context of settlement of claims if we did not consent to the settlement. The amendment provides that such consent shall not be unreasonably withheld.

5.4
Conduct of Defense and Compromises by the Company (Section 7.4) – The amendments to this section aim to clarify that we may settle or compromise any claim, inter alia, if the lawsuit or threat of a lawsuit against indemnitee are fully withdrawn and the amount of the settlement is fully indemnifiable (with no limitations). If all conditions are not met, the indemnitee’s consent is required.

6.
Third-Party Rights (Section 17) – Under Section 17 of the indemnification letter, there are no third-party beneficiaries. However, as Section 4.2 of the indemnification letter provides that the ‘Secondary Indemnitors’ are express third party beneficiaries, we have inserted specific qualification to that limitation.

The proposed amendment to our form of indemnification agreement will apply to all office holders, including directors who are affiliates of our controlling shareholder.

In reaching their conclusion to support the amendments to the form of indemnification letter, each of our compensation committee and board cited our company’s listing on Nasdaq and the custom among U.S. companies (to which our US-based directors are accustomed) to provide most favorable indemnification terms under applicable law (in our case, under Israeli law).

Each of our compensation committee and Board believes that the proposed amended terms of the indemnification letter reflect current market practice in Israel, and has determined that the amended indemnification terms are consistent with our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), which was approved by our shareholders at our extraordinary general meeting of shareholders held on September 23, 2019.

Under the Companies Law, exculpation, indemnification and insurance (or changes to the terms thereof) of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to directors and certain additional office holders or under certain circumstances, also by the shareholders.

Proposed Resolution

We are proposing the adoption, at the Meeting, of the following resolution pursuant to this Proposal 3:

“RESOLVED, that the proposed amendments to the Company’s form of indemnification letter to which the Company is party (or will be party) with its current and future office holders, as set forth in the updated form of indemnification letter attached as Appendix A to the proxy statement for the Meeting, be, and hereby are, approved in all respects.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the proposed amendments to the form of indemnification letter for our office holders. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of the resolution included in this Proposal 3.

Board Recommendation

The Board recommends a vote “FOR” the proposed amendments to the form of indemnification letter between the Company and each of its current and future office holders.

PROPOSAL 4
APPROVAL AND RATIFICATION OF RENEWED COVERAGE UNDER D&O INSURANCE
POLICY
Background

Under our Compensation Policy, each of our directors and officers is entitled to directors’ and officers’ liability, or D&O, insurance coverage.

At our annual general meeting of shareholders held in June 2021, our shareholders approved, and accordingly we obtained, a renewed general D&O insurance policy with aggregate coverage of $10 million and a Side A DIC (Difference in Conditions) insurance policy with additional coverage of $10 million (which, together with the general D&O insurance policy, we refer to as the “D&O insurance policy”), for our directors and officers, both present and future, including for directors who are affiliates of our controlling shareholder, CBI. The coverage under the D&O insurance policy expired at the end of the day on March 31 2022.

The expiration of the D&O insurance policy on March 31, 2022 required that we renew that policy effective right away, so that there not be a lapse in coverage. Our compensation committee and our Board approved the renewal of the D&O insurance policy, effective as of April 1, 2022, subject to the approval of our shareholders at the Meeting.

As part of the renewal, the compensation committee and the Board determined to maintain the coverage levels under the general D&O insurance policy and the Side A DIC insurance policy at their prior levels, at $10 million and $10 million, respectively. Each of the compensation committee and the Board concluded, after internal deliberation and based on the advice of the Company’s insurance broker (who described D&O insurance coverage levels for companies that are comparable to ours) that the proposed continuing coverage levels under this Proposal 4 are both (i) customary for a company of our size and market capitalization and (ii) necessary to enable our officers and directors to make and implement decisions that are in the best interest of our Company and our shareholders. The compensation committee, followed by the Board, approved, together with continuation of the prior coverage levels, the annual premium payment that will be made by the Company under the D&O insurance policy, which was reduced to approximately $0.83 million (from approximately $1.07 million that we paid for our coverage from April 2021 through March 2022). The deductibles under the renewed D&O insurance policy are approximately (a) $7,500 for each claim, (b) $250,000 for any claim filed in the U.S. or Canada (not related to securities laws), and (c) $3,500,000 million for any U.S. securities law-based claim filed in the U.S. or Canada, respectively. The renewed D&O insurance policy will include coverage for two of our directors affiliated with our controlling shareholder, CBI. The new coverage will cover any claims going back to as far as July 5, 2013.

Because of the sharp rise in D&O insurance premiums for companies such as ours whose shares are traded publicly in the U.S. (even after factoring in the slight reduction in premium from last year’s policy renewal to the current policy renewal), the proposed renewed D&O insurance coverage for our directors and officers has been determined by our compensation committee and Board to deviate from the terms for D&O insurance that are prescribed in our Compensation Policy, which was approved by our shareholders at our extraordinary general meeting of shareholders held on September 23, 2019, as such policy is applicable to such insurance. Consequently, the renewed D&O insurance policy that is proposed under this Proposal 4 must be approved by a special majority, as described below under “Required Vote”.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting pursuant to this Proposal 4:

“RESOLVED, that the Company’s renewing its $10 million of coverage under its general Directors’ and Officers’ Liability insurance policy, along with $10 million of coverage under its Side A DIC insurance policy, with respect to the potential liability of the Company’s directors and officers, both present and future, pursuant to a renewed policy to be entered into effective as of April 1, 2022, subject to the terms described in Proposal 4 of the Proxy Statement with respect to the Meeting, be, and hereby is, approved and ratified.”

Required Vote

As described above (under “Vote Required for Approval of Each of the Proposals”), the approval of the renewed coverage under our general D&O insurance policy and Side A DIC insurance policy requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this Proposal 4 (excluding abstentions and broker non-votes).

In addition, because the terms of the proposed renewed D&O insurance policy deviate from the terms for D&O insurance that are prescribed in our Compensation Policy, the approval of the renewed D&O insurance policy will require the fulfillment of one of the following two additional voting conditions as part of the approval by a majority of shares present and voting thereon:

•
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the approval does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of our renewed D&O insurance policy, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards or against the special majority required under this proposal), you must check the box “FOR” in Item 4A on the accompanying proxy card or voting instruction form. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of our renewed D&O insurance policy, you should instead check the box “AGAINST” in Item 4A on the accompanying proxy card or voting instruction form (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal).

Board Recommendation

Our Board unanimously recommends a vote FOR the foregoing resolution approving the renewed coverage under our general D&O insurance policy and Side A DIC insurance policy for our directors and officers.

PROPOSAL 5
APPROVAL OF EQUITY GRANT PACKAGES FOR NON-EMPLOYEE DIRECTORS

Background

Under the Companies Law, the terms of service - including equity compensation - of directors require approval by the compensation committee, board of directors and shareholders, in that order. The grant of equity compensation to external directors, which can be implemented when linked to equity compensation for certain “other” directors who are not affiliated with the Company or with its controlling shareholder (subject to fulfillment of certain conditions), also requires approval by the compensation committee, board of directors and shareholders, in that order.

With a view towards creating uniform compensation packages for our non-employee directors (including external directors), and upon the recommendation of the compensation committee of the Board, followed by the Board, our shareholders will be asked to approve an updated annual equity grant package for all directors of the Company (including the Executive Chairman of the Board, but excluding Mr. Sharon Malka, whom, if elected to the Board pursuant to Proposal 1, will receive the enhanced equity grant package as an active director as described in Proposal 9, subject to approval of that proposal as well) in respect of their directorship services.

Under this Proposal 5, assuming, in the case of the incumbent non-external director nominees— consisting of Messrs. Stephen T. Wills, David Fox Assaf Segal, and Dr. Vickie R. Driver— their re-election as directors pursuant to Proposal 1 at the Meeting, each of those nominees, together with each of our external directors, Sharon Kochan and Nissim Mashiach, who are in the middle of their three-year term of service, will be entitled to an equity grant, as described below. Mr. Assaf Segal has assigned his entitlement to the equity grant issuable to him under this Proposal 5 to our controlling shareholder, CBI, with which he is affiliated.

The proposed equity grant package to which the various directors would be entitled would consist of the following:

1.	Executive Chairman (Mr. Stephen T. Wills): Options to purchase 75,000 ordinary shares.
2.	Each Other Non-Employee Director (including external directors, but excluding Mr. Sharon Malka): Options to purchase 37,500 ordinary shares; and
The proposed equity grants would be subject to the following terms:
a.
Term for Exercise: Ten years from the date of the Board’s approval of the grant (which occurred on May 16, 2022), except for the grant to Assaf Segal (which has been assigned to CBI), which will have a five-year exercise term.

b.	Vesting Schedule: 100% of the options vest on the one-year anniversary of the Board approval of the grant.
c.	Exercise Price: $2.06/share. The exercise price is payable either in cash or in a cashless manner.
d.
Acceleration of Vesting: In the event of a Merger/Sale (as defined in Section 14.2 of our 2014 equity incentive plan (the “2014 Plan”)) and the termination of the grantee’s employment or service with the Company or its affiliates without cause (as defined in the 2014 Plan) within one year after the consummation of a Merger/Sale, any of the options so granted hereby that are then outstanding and unvested shall become fully vested and exercisable as of immediately prior to, and conditioned upon, such event.

 The proposed equity grants for our non-employee directors have been determined by our compensation committee and Board to be consistent with our Compensation Policy, as such policy is applicable to those equity grants.

In reaching their determination, our compensation committee and our Board considered our directors’ equity interest in our Company, the alignment of their interests with those of our Company, and the desire to encourage them to continue contributing their talent and time as our directors. Including ordinary shares underlying the options to be granted, our directors hold 2.9% of our Company’s capital stock, on a fully diluted basis, and the compensation committee and the Board believe that this percentage is reasonable considering the directors’ important role for our Company. Our compensation committee and Board also considered that the proposed grant is in line with our Company’s objective of maintaining our directors’ equity interest in our Company, which encourages long-term retention of directors, and constitutes compensation that relates to a continuing contribution to our Company over the long term.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution pursuant to Proposal 5 at the Meeting:

RESOLVED, that the proposed equity grant packages for non-employee directors of the Company — consisting of the nominees for re-election under Proposal 1 and the continuing external directors —  in respect of their directorship services, as described in Proposal 5 of the Proxy Statement with respect to the Meeting, be, and hereby is, approved in all respects.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the proposal for equity compensation grants for non-employee directors of the Company in respect of their directorship services. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of Proposal 5.

Board Recommendation

The Board recommends that the shareholders vote “FOR” approval of the foregoing resolution approving the proposed equity grant packages for the non-employee directors of the Company in respect of their directorship services.

PROPOSAL 6
APPROVAL OF CASH BONUS FOR CEO PERFORMANCE IN 2021

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors, and shareholders (in that order).

Mr. Sharon Malka has served as our Chief Executive Officer (“CEO”) since June 2019, a role that he is expected to conclude as of June 30, 2022. Prior to serving as our CEO, Mr. Malka had served as our Chief Financial Officer and Chief Operations Officer for the preceding 12 years.

Under the terms of Mr. Malka’s compensation package, as approved by our shareholders at our 2020 annual meeting of shareholders, Mr. Malka may be entitled to an annual bonus, depending on certain criteria determined by them on an annual basis.

Upon reviewing his and our performance for 2021 and the various successes that we realized during that year, our compensation committee and Board have determined that Mr. Malka is deserving of a cash bonus in an amount of approximately $61,000. That bonus amount was determined in accordance with his achievement of goals that had been set in advance for Mr. Malka by the compensation committee and Board. That proposed annual cash bonus has been determined by our compensation committee and Board to be consistent with our Compensation Policy, as applicable to our CEO.

While Mr. Malka will be stepping down from his role as our CEO as of June 30, 2022 (as described in Proposals 8 and 9 below), he earned the proposed cash bonus via his successful performance as our CEO throughout 2021 in accordance with his existing compensation package, as previously approved by our shareholders, and due to his achievement of specific goals that had been set in advance for Mr. Malka by the compensation committee and Board, and should therefore receive the cash bonus as previously committed to by our Company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the payment of an annual cash bonus in respect of 2021, in an amount of approximately $61,000, to our Chief Executive Officer, Mr. Sharon Malka, as described in Proposal 6 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Vote

The vote required for approval of the annual cash bonus for our CEO is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 6 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the annual cash bonus for 2021 for our CEO requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

•
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the annual cash bonus for 2021 that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the annual cash bonus for 2021 does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of our CEO’s cash bonus for 2021, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards or against the special majority required under this proposal), you must check the box “FOR” in Item 6A on the accompanying proxy card or voting instruction form. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of the cash bonus for our CEO, you should instead check the box “AGAINST” in Item 6A on the accompanying proxy card or voting instruction form (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal).

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the proposed annual cash bonus for 2021 for our CEO, Mr. Sharon Malka.

PROPOSAL 7
APPROVAL OF COMPENSATION TERMS FOR NEW CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors and shareholders.

On May 17, 2022, we announced that Mr. Ofer Gonen will replace Mr. Sharon Malka as our Chief Executive Officer, or CEO, effective as of June 30, 2022. We have provided below biographical information concerning our new CEO.

Ofer Gonen will assume the role of our Chief Executive Officer after serving as the CEO of Clal Biotechnology Industries Ltd. (TASE: CBI) and in addition to his role as CEO of Cactus Acquisition Corp. 1 Limited (Nasdaq: CCTS). He has more than 20 years of experience in managing life science investments and global business collaborations. Mr. Gonen serves as a board member of several publicly-traded biopharmaceutical technology companies, including, Gamida Cell (Nasdaq: GMDA), MediWound (Nasdaq: MDWD) (he will cease serving as a Board member effective upon the Meeting) and Cactus Acquisition Corp. 1 Limited (Nasdaq: CCTS), as well as a managing partner at the Anatomy Medical Fund.  Prior to joining CBI, he was the General Manager of Biomedical Investments Ltd., and the founder and Managing Partner at Arte Venture Group. Mr. Gonen is a strong business development professional, skilled in entrepreneurship, global strategic partnerships, IPOs, licensing deals, and M&A transactions. He holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem, and an M.A. in Economics and Finance from Tel Aviv University, with distinction.

In light of Mr. Gonen’s joining our Company as our new CEO, each of our compensation committee and Board has determined that it is in the best interest of our Company and our shareholders to approve certain compensation terms, subject to the approval of our shareholders. The compensation committee and Board have determined that the proposed compensation package is commensurate with Mr. Gonen’s experience level and his familiarity with our Company and its industry. Each of the proposed compensation components has furthermore been determined by our compensation committee and Board to be consistent with our Compensation Policy, as applicable to our CEO, which was approved by our shareholders at our extraordinary general meeting of shareholders held in September 2019. If approved by our shareholders, the updated compensation terms will be effective as of July 1, 2022.

The material components of the proposed compensation package for Mr. Ofer Gonen are as follows:

•
Monthly base salary: approximately $34,500 (based on U.S. dollar-NIS exchange rate of $1.00= NIS 3.32), which base salary amount will be subject to automatic increases based on changes in the Israeli consumer price index;

•	Annual bonus: To be approved on an annual basis in accordance with the requirements of the Companies Law;
•	Notice period: Six months’ prior notice (termination for cause by our Company does not require any minimum notice period);
•	Severance: Payment of severance payment of six monthly base salaries upon termination of employment (in addition to the notice period);

•	Perquisites: Customary use of a car, customary vacation days and sick days, allocation of funds (based on a percentage of base salary) towards study fund and other customary employee benefits; and
•
Equity compensation: One-time equity grant of options to purchase 600,000 ordinary shares and 250,000 RSUs, each of which represents one ordinary share upon settlement, under our 2014 Plan. The terms of the equity grant are as follows:

o	Grant date: July 19,2022
o
Vesting schedule: 25% of each of the total options and total RSUs vests upon the first anniversary of the Board approval of the grant (June 7, 2022), and the remaining 75% vests in equal installments on a quarterly basis over the course of the following three years. If Mr. Gonen’s employment is terminated by the Company at any time without cause, or if he resigns on account of good reason (each, as defined in Mr. Gonen’s employment agreement), then all of his equity awards shall fully vest as of immediately prior to such termination.

o
Options term: The options expire on the tenth anniversary of the grant date. In the event of a termination of service (other than a termination by the Company for cause), all options that have vested until such time shall expire 12 months after the last day of service.

o	Exercise price of options: $2.06/share. The exercise price is payable either in cash or in a cashless manner.
o	Other terms: The equity grant will otherwise be subject to the terms of the 2014 Plan

As to the equity component of Mr. Gonen’s proposed compensation package, our compensation committee and our Board considered Mr. Gonen’s equity interest in our Company, the alignment of his interest with those of our Company and the desire to incentivize his performance as our new CEO. Including ordinary shares underlying the options and the RSUs to be granted, Mr. Gonen will hold 2.3% of our Company’s capital stock, on a fully diluted basis, and the compensation committee and the Board believe that this percentage is reasonable considering his importance to our Company and his role as the incoming CEO of our Company. Our compensation committee and Board also considered that the proposed grant is in line with our Company’s objective of maintaining our officers’ and directors’ equity interest in our Company, which encourages long term retention of officers and directors, and constitutes compensation that relates to a continuing contribution to the Company over the long term.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that the payment, beginning effective as of July 1, 2022, of the compensation package for our new Chief Executive Officer, Mr. Ofer Gonen, that is described in Proposal 7 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Vote

The vote required for approval of the compensation package for our new CEO is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 7 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the compensation package for our new CEO requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

● the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the compensation package that are voted at the Meeting, excluding abstentions; or

● the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the compensation package does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the compensation package, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. If you are a record shareholder, in order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards or against the special majority required under this proposal), you must check the box “FOR” in Item 7A on the accompanying proxy card. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of the compensation package for our new CEO, you should instead check the box “AGAINST” in Item 7A on the accompanying proxy card (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal). If you hold your shares in “street name” (i.e., shares that are held through a broker or bank, trustee or other nominee), you must remember to indicate “FOR” in Item 7A on the physical or electronic voting instruction form, or as otherwise instructed via the telephone voting procedure, to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of this proposal (when submitting your voting instructions on this proposal). If you are a “street name” shareholder and believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of the compensation package for our new CEO, you should instead check the box “AGAINST” in Item 7A on the physical or electronic voting instruction form, or as instructed via the telephone voting procedure (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of this proposal).

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the proposed compensation package for our new CEO, Mr. Ofer Gonen.

PROPOSAL 8
APPROVAL OF PAYMENT OF SEVERANCE PAYMENT TO OUTGOING CEO

Background

As noted in Proposals 6 and 7 above, under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors and shareholders.

On May 17, 2022, we announced that Mr. Sharon Malka will be stepping down effective as of June 30, 2022 from his role as our CEO, after having served in that position since 2019, prior to which he served as our COO and CFO from 2007 to 2019. During his tenure as CEO, Mr. Malka positioned the Company for long-term success and a strong future. Our pipeline portfolio is in a strong position for continued growth, including market expansion of our successful commercial product, a potential near-term launch in the U.S., and a promising best-in-class therapy for wound care.

Mr. Malka has furthermore continued to support our transition since the date of that announcement and will continue to support us as an active director who will provide certain advisory services to us (subject to his appointment as a director) beginning on July 1, 2022.

In recognition of Mr. Malka’s above-described significant contributions to our Company over the course of his service, each of our compensation committee and our Board has determined that it is in the best interest of our Company and our shareholders to pay to him a cash severance payment equal to five monthly base salaries, or approximately $128,500 (based on an exchange rate of $1.00 U.S. = 3.32 NIS). Each of our compensation committee and our Board has determined that the proposed severance payment will appropriately acknowledge Mr. Malka’s contributions to our Company.

The severance payment is subject to the effective transition by Mr. Malka of his role as CEO to the incoming CEO during the transition period, on a best-efforts basis, in a manner that is reasonably satisfactory to the incoming CEO. If Mr. Malka does not perform in a manner that is reasonably satisfactory to the incoming CEO, then upon request, he will repay to our Company the five monthly base salary severance payment to be paid pursuant to this Proposal 8 within thirty (30) days, and will tender, to the Board, his resignation as a Board member (assuming he is elected pursuant to Proposal 1).

Our compensation committee and our Board have determined that the foregoing severance payment is consistent with the terms of the Compensation Policy, as applicable to our CEO. Accordingly, our compensation committee and Board, after due consideration of all terms and conditions, including applicable laws, have recommended that our shareholders approve the proposed severance payment described in this Proposal 8.

The foregoing severance payment will be in addition to the notice period payment to be made to Mr. Malka pursuant to his existing employment agreement, under which he will receive six months’ worth of base salary as a notice period payment. Mr. Malka will remain employed by us for one and one-half months out of that six-month period, whereas the remaining four-and-one-half months’ period payment will be made in one lump sum, with our waiving the accompanying employment period.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that that the payment of the cash severance fee to Mr. Sharon Malka, the Company’s outgoing Chief Executive Officer, as described in Proposal 8 of the Proxy Statement with respect to the Meeting, be, and the same hereby is, approved.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of the proposed severance payment to our outgoing CEO. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of the resolution proposed under this Proposal 8.

In addition to the ordinary majority required for approval, under the Companies Law, approval of the resolution under this Proposal 8 (the severance payment to our outgoing CEO) requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

•
the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the severance payment that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the severance payment does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy or voting instruction form, indicate on a proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the severance payment to the outgoing CEO, and failure to do so disqualifies the shareholder from participating in the vote on that proposal. If you are a record shareholder, in order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of Proposal 8 (and to therefore be counted towards or against the special majority required under that proposal), you must check the box “FOR” in Item 8A on the accompanying proxy card. If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of Proposal 8, you should instead check the box “AGAINST” in Item 8A on the accompanying proxy card (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of that proposal). If you hold your shares in “street name” (i.e., shares that are held through a broker or bank, trustee or other nominee), you must remember to indicate “FOR” in Item 8A on the physical or electronic voting instruction form, or as otherwise instructed via the telephone voting procedure, to confirm that you are not a controlling shareholder and that you lack a conflict of interest in the approval of that proposal (when submitting your voting instructions on that proposal). If you are a “street name” shareholder and believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of Proposal 8, you should instead check the box “AGAINST” in Item 8A on the physical or electronic voting instruction form, or as instructed via the telephone voting procedure (in which case your vote will count towards or against the ordinary majority, but not the special majority, required for approval of that proposal).

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the severance payment to our outgoing CEO.

PROPOSAL 9
APPROVAL OF ACTIVE DIRECTOR SERVICE TERMS FOR OUTGOING CEO

Background

Under the Companies Law, the terms of service - including equity compensation - of directors require approval by the compensation committee, board of directors and shareholders, in that order.

As described in the “Background” to Proposal 8, on May 17, 2022, we announced that Mr. Sharon Malka will be stepping down effective as of June 30, 2022 from his role as our CEO, after having served in that position since 2019, prior to which he served as our COO and CFO from 2007 to 2019. In order to maximize our ability to draw upon Mr. Malka’s knowledge and experience with our Company and in our industry, our Board has nominated him for election to the Board pursuant to Proposal 1.

In furtherance of that goal, we have requested, and Mr. Malka has agreed, that (assuming he is elected pursuant to Proposal 1) he serve in a special active director role with our Company for a period of time following his stepping down as CEO.  As part of the active director role, Mr. Malka will be expected to pursue certain objectives agreed upon by our Company and Mr. Malka in advance, mainly related to our BLA Project (the “Objectives”) on a best efforts basis, alongside customary Board duties.

The proposed compensation package for Mr. Malka’s role as an active director is as follows:

•	Cash fees

o	Standard director’s retainer ($35,000 per year, plus committee chair/member fee, if applicable).

o	Active Board Member Fee - $30,000 per quarter

•	Equity Awards:

o
One-time equity grant of options to purchase 200,000 ordinary shares under our 2014 Plan (which is inclusive of the standard director’s initial annual equity award of options for 100,000 ordinary shares). The terms of the equity grant are as follows:

❖	Exercise price of options: $2.06/share. The exercise price is payable either in cash or in a cashless manner.

❖
Options term: The options expire on the tenth anniversary of the board approval (June 7, 2022). If our engagement of Mr. Malka as an active director is terminated by our Company without cause and not due to Mr. Malka’s non-performance of the Objectives, or by Mr. Malka for good reason (in the case of “cause” and “good reason”, as to be defined in our active director service agreement with Mr. Malka), the exercise period for the options will be 12 months post-termination.

❖
Vesting schedule: 12 months, in equal quarterly tranches. If our engagement of Mr. Malka as an active director is terminated by our Company without cause and not due to Mr. Malka’s non-performance of the Objectives, or by Mr. Malka for good reason, the vesting of the remaining then-unvested options granted pursuant to this Proposal 9 will accelerate.

o	One-time grant of 25,000 RSUs, each of which represents one ordinary share upon settlement, under our 2014 Plan.

❖	Vesting period: 12 months, in equal quarterly tranches.

❖
Acceleration upon termination: If our engagement of Mr. Malka as an active director is terminated by our Company without cause and not due to Mr. Malka’s non-performance of the Objectives, or by Mr. Malka for good reason, the vesting of the remaining then-unvested RSUs granted pursuant to this Proposal 9 will accelerate).

•	Bonus: Mr. Malka may be eligible for objective-based performance bonuses of up to $50,000 based upon achievement of the Objectives, at the incoming CEO’s discretion.

•	Other Terms of Active Director Engagement:

o	Active director scope shall be up to 3 days per week, as requested by the incoming CEO.

o	Term of active director engagement - 12 months.

o	Notice Period for termination – 30 days’ prior notice; until December 31, 2022, the engagement may only be terminated by the Company; after that time, either side may terminate the engagement.

o
Mr. Malka’s retention as an active director (but not his Board membership itself) can be terminated at the discretion of our Board based on his deemed non-performance towards achieving the above Objectives. If that occurs, Mr. Malka will tender, to the Board, his resignation as a Board member (assuming he is elected pursuant to Proposal 1).

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that, in compliance with the requirements of the Companies Law, the active director service terms for Mr. Sharon Malka, as approved by the compensation committee and the Board and as described in Proposal 9 for the Meeting, be, and the same hereby are, approved.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of the proposed active director service terms for Mr. Malka. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) is necessary for the approval of the proposed resolution under this Proposal 9.

Board Recommendation

The Board unanimously recommends a vote “FOR” the foregoing resolution approving the proposed active director service terms for our outgoing CEO, Mr. Sharon Malka.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021 will be presented. The audited consolidated financial statements for the year ended December 31, 2021 are contained within the 2021 Form 20-F (which is available to shareholders through the SEC website, www.sec.gov, and at our Company’s website (www.mediwound.com)). Neither of such websites is a part of this Proxy Statement.

ADDITIONAL INFORMATION

The Company’s 2021 Form 20-F, filed with the SEC on March 17, 2022, is available for viewing and downloading at the SEC’s website at www.sec.gov, as well as at the Investor Relations section of the Company’s website at www.mediwound.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with or to (as applicable) the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Yavne, Israel June 9, 2022	By order of the Board of Directors: Mr. Stephen T. Wills Executive Chairman of the Board of Directors

Appendix A

UPDATED FORM OF INDEMNIFICATION LETTER

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of June 15, 2021, is entered into by and between MediWound Ltd., an Israeli company whose address is 42 Hayarkon Street, Yavne 81227 , Israel (the “Company”), and the undersigned Director or Officer of the Company whose name appears on the signature page hereto officer (the “Indemnitee”).

WHEREAS,	Indemnitee is an Office Holder (“Nosse Misra”), as such term is defined in the Companies Law, 5759–1999, as amended (the “Office Holder” and the “Companies Law” respectively), of the Company;

WHEREAS,
both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of companies and that highly competent persons have become more reluctant to serve corporations as directors and officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of, companies;

WHEREAS,
the Articles of Association of the Company authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law;

WHEREAS,
the Company has determined that (i) the increased difficulty in attracting and retaining competent persons is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, and (ii) it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law, so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified; and

WHEREAS,
in recognition of Indemnitee’s need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Articles of Association will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement and provide for insurance and exculpation of Indemnitee as set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND INSURANCE.

1.1.
The Company hereby undertakes to indemnify Indemnitee to the fullest extent permitted by applicable law for any liability and expense specified in Sections 0 through 0 below, imposed on Indemnitee due to or in connection with an act performed by such Indemnitee, either prior to or after the date hereof, in Indemnitee’s capacity as an Office Holder, including, without limitation, as a director, officer, employee, agent or fiduciary of the Company, any subsidiary thereof or any other corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (the “Corporate Capacity”). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act, omission or failure to act and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other entity (other than a Secondary Indemnitor (as defined below)), with respect to his or her Corporate Capacity with such subsidiary or entity, then the indemnification obligations of the Company hereunder with respect to such Corporate Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not actually fully cover the indemnifiable liabilities and expenses relating thereto. The following shall be hereinafter referred to as “Indemnifiable Events”

1.1.1.
Financial liability imposed on Indemnitee in favor of any person pursuant to a judgment, including a judgment rendered in the context of a settlement or an arbitrator’s award approved by a court. For purposes of Section 0 of this Agreement, the term “person” shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

1.1.2.
Reasonable Expenses (as defined below) expended by Indemnitee as a result of an investigation or any proceeding instituted against the Indemnitee by an authority that is authorized to conduct such investigation or proceeding, and that was concluded without filing an indictment against the Indemnitee and without imposing on the Indemnitee a financial liability in lieu of a criminal proceeding, or that was concluded without filing an indictment against the Indemnitee but imposing a financial liability in lieu of a criminal proceeding in an offence that does not require proof of mens rea, or in connection with a financial sanction. In this section “conclusion of a proceeding without filing an indictment in a matter in which a criminal investigation has been instigated” and “financial liability in lieu of a criminal proceeding” shall have the meaning assigned to such terms under the Companies Law, and the term “financial sanction” shall mean such term as referred to in Section 260(a)(1a) of the Companies Law;

1.1.3.
Reasonable Expenses incurred ~~expended~~ by Indemnitee or which are imposed on Indemnitee by a court, in a proceeding instituted against Indemnitee by the Company or on its behalf or by another person, or in a criminal charge from which Indemnitee was acquitted or in which Indemnitee convicted of an offence that does not require proof of mens rea; and

1.1.4.
“A financial liability that Indemnitee incurs for payment to persons or entities harmed as a result of violations in Administrative Proceedings, as detailed in Section 52.54(a)(1)(a) of the Israeli Securities Law, 1968 (the "Securities Law"). For this purpose "Administrative Proceeding" shall mean a proceeding pursuant to Chapters H3 (Imposition of Monetary Sanction by the Israel Securities Authority), H4 (Imposition of Administrative Enforcement Means by the Administrative Enforcement Committee) or I1 (Settlement for the Avoidance of Commencing Proceedings or Cessation of Proceedings, Conditioned upon Conditions) of the Securities Law, as shall be amended from time to time;

Expenses that Indemnitee incurs in connection with Administrative Proceedings (as defined above) Indemnitee was involved in, including reasonable litigation fees and attorneys’ fees;”

~~1.1.4.~~1.1.5.
Any other event, occurrence, matter or circumstances under any law with respect to which the Company may, or will be able to, indemnify an Office Holder (including, without limitation, in accordance with Section 56h(b)(1) of the Israeli Securities Law 5728-1968 (the “Israeli Securities Law”), if applicable, and Section 50P(b)(2) of the Israeli Economic Competition Law, 5758-1988 (the “Economic Competition Law”)).

For the purpose of this Agreement, “Expenses” shall include, without limitation, legal fees and all other costs, expenses and obligations paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim, action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation relating to any matter for which indemnification hereunder may be provided. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such cost or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section0.

1.2.
Notwithstanding anything herein to the contrary, the Company’s undertaking to indemnify the Indemnitee under Section 0 shall only be with respect to events described in Exhibit A hereto. The Board of Directors of the Company (the “Board”) has determined that the categories of events listed in Exhibit A are foreseeable in light of the operations of the Company. The maximum amount of indemnification payable by the Company under Section 0 with respect to the specific events described in Exhibit A during any period of five years, shall be as set forth in Exhibit A hereto (the “Limit Amount”). If the Company undertook to indemnify multiple persons under agreements similar to this Agreement (the “Indemnifiable Persons”) the Limit Amount for the five year period commencing on the closing of the first issuance and sale of the Company’s ordinary shares to the public, pursuant to an effective registration statement under the United States Securities Act 1933, as amended, or the securities law of any other jurisdiction, and for every subsequent five year period, shall apply to all Indemnifiable Persons, in the aggregate, and if the Limit Amount is insufficient to cover all the indemnity amounts payable with respect to all Indemnifiable Persons during the relevant five year period, then such amount shall be allocated to such Indemnifiable Persons pro rata according to the percentage of their culpability, as finally determined by a court in the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such Indemnifiable Persons. The Limit Amount payable by the Company as described in Exhibit A is deemed by the Company to be reasonable in light of the circumstances. The indemnification provided under Section 0 herein shall not be subject to the limitations imposed by this Section 0 and Exhibit A if and to the extent such limits do not or are no longer required by the Companies Law.

1.3.
If so requested by Indemnitee in writing, and subject to the Company’s repayment and reimbursements rights set forth in Sections 0 and 0 below, the Company shall pay amounts to cover Indemnitee’s Expenses with respect to which Indemnitee is entitled to be indemnified under Section 0 above, as and when incurred. The payments of such amounts shall be made by the Company directly to the Indemnitee’s legal and other advisors, as soon as practicable, but in any event no later than ~~thirty (30)~~fifteen (15) days after written demand by such Indemnitee therefor to the Company, and any such payment shall be deemed to constitute indemnification hereunder. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4.
The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall be for such period (the “Indemnification Period”) as Indemnitee shall be subject to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the Corporate Capacity as described in Section 0 above, whether or not Indemnitee is still serving in such position.

1.5.
The Company undertakes that, subject to the mandatory limitations under applicable law, as long as it may be obligated to provide indemnification and advance Expenses under this Agreement, the Company will purchase and maintain in effect directors and officers liability insurance, which will include coverage for the benefit of the Indemnitee, providing coverage in amounts as reasonably determined by the Board; provided that, the Company shall have no obligation to obtain or maintain directors and officers insurance policy if the Company determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are disproportionate to the amount of coverage provided, or the coverage provided by such insurance is so limited by exclusions that it provides an insufficient benefit. The Company hereby undertakes to notify the Indemnitee 30 days prior to the expiration or termination of the directors and officers liability insurance.

1.6.
The Company undertakes to give prompt written notice of the commencement of any claim hereunder to the insurers in accordance with the procedures set forth in each of the policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Company’s authority to freely negotiate or reach any compromise with the insurer which is reasonable at the Company’s sole discretion provided that the Company shall act in good faith and in a diligent manner.

1.7.
In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that Indemnitee is entitled to indemnification under this Agreement if Indemnitee has requested it, and the Company shall have the burden of proof to overcome that presumption in connection with the making of any determination contrary to that presumption.

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

Notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to Indemnitee with respect to any act, event or circumstance with respect to which it is prohibited to do so under applicable law.

3.	REPAYMENT OF EXPENSES.

3.1.
In the event that the Company provides or is required to provide indemnification with respect to Expenses hereunder and at any time thereafter the Company determines, based on advice from its legal counsel, that the Indemnitee was not entitled to such payments, the amounts so indemnified by the Company will be promptly repaid by Indemnitee, unless the Indemnitee disputes the Company’s determination, in which case the Indemnitee’s obligation to repay to the Company shall be postponed until such dispute is resolved.

3.2.
Indemnitee’s obligation to repay to the Company for any Expenses or other sums paid hereunder shall be deemed as a loan given to Indemnitee by the Company subject to the minimum interest rate prescribed by Section 3(9) of the Income Tax Ordinance [New Version], 1961, or any other legislation replacing it, which is not considered a taxable benefit.

4.	SUBROGATION.

4.1.
In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

4.2.
The Company hereby acknowledges that Indemnitee has certain rights to indemnification, advancement of expenses and/or insurance provided by shareholder(s) of the Company and certain of its affiliates (collectively, the “Secondary Indemnitors”).  The Company hereby agrees (i) that it is the indemnitor of first resort (i.e., its obligations to Indemnitee are primary and any obligation of the Secondary Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Indemnitee are secondary), (ii) that it shall be required to advance the full amount of expenses incurred by Indemnitee and shall be liable for the full amount of all Expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of this Agreement and the Articles of Association of the Company (or any other agreement between the Company and Indemnitee), without regard to any rights Indemnitee may have against the Secondary Indemnitors, and, (iii )that it irrevocably waives, relinquishes and releases the Secondary Indemnitors from any and all claims against the Secondary Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof.  The Company further agrees that no advancement or payment by the Secondary Indemnitors on behalf of Indemnitee with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and the Secondary Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Indemnitee against the Company. The Company and Indemnitee agree that the Secondary Indemnitors are express third party beneficiaries of the terms of this Section 0.

5.	REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation of Indemnitee to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee, in accordance with the terms set forth in Section 0.

6.	EFFECTIVENESS.

This Agreement shall be valid, binding and enforceable in accordance with its terms and shall be in full force and effect immediately upon its approval by the Company’s general meeting of shareholders.

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee (including any proceedings by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission so to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and to the extent that such failure to provide notice materially prejudices the Company’s ability to defend such action. Notice to the Company shall be directed to the Chief Executive Officer or Chief Financial Officer of the Company at the address shown in the preamble to this Agreement (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 0 and 0:

7.1.	The Company will be entitled to participate therein at its own expense.

7.2.
Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company. The appointed counsel shall act and shall owe duty of loyalty to the Company and to Indemnitee.  Indemnitee shall have the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) the Company, in good faith, reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of the defense of such action; or (iii) the Company has not in fact employed counsel to assume the defense of such action within reasonable time, in which cases the reasonable fees and expenses of Indemnitee’s counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which Indemnitee and the Company shall have reached the conclusion specified in (ii) above.

7.3.
The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected without the Company’s prior written consent, which consent shall not be unreasonably withheld.

7.4.
The Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of the Indemnitee, provided that, (a) the lawsuit or the threat of a lawsuit against Indemnitee shall be fully withdrawn; (b) the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is fully indemnifiable pursuant to this Agreement ~~(subject to Section 1.2 of this Agreement)~~ and~~/or~~ applicable law, and (c) any such settlement, compromise or judgment does not  impose any penalty or limitation on Indemnitee or require the admission of wrongdoing by Indemnitee. In the event that any of the conditions in clauses (a) to (c) is not met, the Company may only settle a monetary obligation or decide a monetary obligation by arbitration, mediation or settlement after obtaining~~without~~ the Indemnitee’s prior written consent. The Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only fully indemnifiable as provided above. In the case of criminal proceedings the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in the Indemnitee’s name without the Indemnitee’s prior written consent. Neither the Company nor Indemnitee will unreasonably withhold or delay their consent to any proposed settlement.

7.5.
Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to his or her advisors and representatives as shall be within Indemnitee’s power, in every reasonable way as may be required by the Company with respect to any claim which is the subject matter of this Agreement and in the defense of other claims asserted against the Company (other than claims asserted by Indemnitee), provided that the Company shall cover all expenses, costs and fees incidental thereto such that the Indemnitee will not be required to pay or bear such expenses, costs and fees.

8.	EXCULPATION.

Subject to the provisions of the Companies Law, the Company hereby releases, in advance, the Office Holder from liability to the Company for any damage that arises from the breach of the Office Holder’s duty of care to the Company (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

9.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Articles of Association, applicable law or otherwise, and to the extent that during the Indemnification Period the indemnification rights of the then serving directors and officers are more favorable to such directors or officers than the indemnification rights provided under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable indemnification rights to the extent permitted by law.

10.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses, judgments, fines or penalties actually or reasonably incurred by Indemnitee in connection with any proceedings, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section 0 above, any amount received by Indemnitee (under any insurance policy or otherwise (including any amount received by Indemnitee from the Company and which the Company was reimbursed for under any insurance policy)) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify the Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as set forth in Section 0.

11.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. In the event of a merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company, the Indemnitee shall be entitled to the same indemnification and insurance provisions as the most favorable indemnification and insurance provisions afforded to the then-serving Office Holders of the Company. In the event that in connection with such transaction the Company purchases a directors and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee and such coverage shall be deemed to be in satisfaction of the insurance requirements under this Agreement. This Agreement shall continue in effect during the Indemnification Period regardless of whether Indemnitee continues to serve in a Corporate Capacity.

Any amendment to the Companies Law, the Israeli Securities Law, the Economic Competition Law or other applicable law adversely affecting the right of the Indemnitee to be indemnified, insured or released pursuant hereto shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure the Indemnitee for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

12.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

14.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions of those laws. The Company and Indemnitee each hereby irrevocably consent to the exclusive jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement.

15.	ENTIRE AGREEMENT.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement.

16.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing. The Company hereby undertakes not to amend its Articles of Association in a manner which will adversely affect the provisions of this Agreement.

17.	ASSIGNMENTS; NO THIRD PARTY RIGHTS

Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Nothing herein shall be deemed to create or imply an obligation for the benefit of a third party, except as set forth in Section 4.2.  Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors and officers’ liability insurance, to claim, on behalf of Indemnitee, any rights hereunder.

18.	INTERPRETATION; DEFINITIONS.

Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to this Agreement in its entirety and not to any part hereof; all references herein to Sections or clauses shall be deemed references to Sections or clauses of this Agreement; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder; any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; reference to month or year means according to the Gregorian calendar; reference to a “company”, “corporate body” or “entity” shall include a, partnership, firm, company, corporation, limited liability company, association, joint venture, trust, unincorporated organization, estate, or a government municipality or any political, governmental, regulatory or similar agency or body, and reference to a “person” shall mean any of the foregoing or a natural person.

19.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument; it being understood that parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Indemnification Agreement as of the date first mentioned above, in one or more counterparts.

MediWound Ltd.
By:________________ Name: Title:

Indemnitee:

___________________ Name:

EXHIBIT A*

CATEGORY OF INDEMNIFIABLE EVENT

1.
Matters, events, occurrences or circumstances in connection or associated with business relations of any kind between the Company and its employees, independent contractors, customers, suppliers, partners, distributors, agents, resellers, representatives, licensors, licensees, service providers and other business associates.

2.
Approval of and recommendation or information provided to shareholders with respect to any and all corporate actions, including the approval of the acts of the Company’s management, their guidance and their supervision, matters relating to the approval of transactions with Office Holders (including, without limitation, all compensation related matters) or shareholders, including controlling persons and claims and allegations of failure to exercise business judgment, reasonable level of proficiency, expertise, care or any other applicable standard, with respect to the foregoing or otherwise with respect to the Company’s business, strategy, operations and prospective outlook, and any discussions, deliberations, reviews or other preparatory or preliminary phases relating to any of the foregoing.

3.
Violation, infringement, misappropriation, dilution and other misuse of copyrights, patents, designs, trade secrets, confidential information, proprietary information and any intellectual property rights, acts in connection with the registration, assertion or protection of rights to intellectual property and the defense of claims related to intellectual property, breach of confidentiality obligations, acts in regard of invasion of privacy or any violation of privacy or privacy related right or regulation, including with respect to databases or handling, collection or use of private information, acts in connection with slander and defamation, and claims in connection with publishing or providing any information, including any filings with any governmental authorities, whether or not required under any applicable laws.

4.
Violations of or failure to comply with securities laws, and any regulations or other rules promulgated thereunder, of any jurisdiction, including without limitation, claims under the U.S. Securities Act of 1933 or the U.S. Exchange Act of 1934 or under the Israeli Securities Law, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders, optionholders, holders of any other equity or debt instrument of the Company, and otherwise with the investment community (including without limitation any such claims relating to a merger, acquisition, change in control transaction, issuance of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company); claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards investors, lenders or debt holders, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction, including in connection with disclosure, offering or other transaction related documents; actions taken in connection with the issuance, purchase, holding or disposition of any type of securities of Company, including, without limitation, the grant of options, warrants or other rights to purchase any of the same or any offering of the Company’s securities (whether on behalf of the Company or on behalf of any holders of securities of the Company) to private investors, underwriters, resellers or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any of the foregoing or to the Company’s status as a public company or as an issuer of securities.

5.
Liabilities arising in connection with any products or services developed, distributed, rendered, sold, provided, licensed or marketed by the Company or any Affiliate thereof, and any actions or omissions in connection with the distribution, provision, sale, marketing, license or use of such products or services, including without limitation in connection with professional liability and product liability claims or regulatory or reputational matters.

6.
The offering of securities by the Company (whether on behalf of itself or on behalf of any holder of securities and any other person) to the public and/or to offerees or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, offering documents, agreements, notices, reports, tenders and/or other processes.

7.
Events, facts or circumstances in connection with change in ownership or in the structure of the Company, its reorganization, dissolution, winding up, any other arrangements concerning creditors rights, merger, change in control, issuances of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company, and the approval of failure to approve of any corporate actions and any matters relating to corporate governance, capital structure, articles of association or other charter or governance documents, appointment or dismissal of office holders or compensation thereof and appointment or dismissal of auditors, internal auditor or any other person performing any services for the Company.

8.
Any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, as well as the sale, lease, purchase or acquisition of, or the receipt or grant of any rights with respect to, any assets or business.

9.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf, including, without limitation, failure to make proper safety arrangements for the Company or its employees and liabilities arising from any accidental or continuous damage or harm to the Company’s employees, its contractors, its guests and visitors as a result of an accidental or continuous event, or employment conditions, permanent or temporary, in the Company’s offices.

10.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any local or foreign federal, state, county, municipal or city taxes or other taxes or compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

11.
Any administrative, regulatory, judicial or civil actions orders,decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution,  indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (a) the presence of, release, spill, emission, leaning, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls (“PCBs”) or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (b) circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law.

A - ii

12.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental or regulatory entity or authority or any other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.

13.
Participation and/or non-participation at Company Board meetings,  expression of opinion or view and/or voting and/or abstention from voting at Company Board meetings, including, in each case, any committee thereof, as well as expression of opinion publicly in connection with the service as an Office Holder.

14.
Review and approval of the Company’s financial statements and any specific items or matters within, including any action, consent or approval related to or arising from the foregoing, including, without limitations, engagement of or execution of certificates for the benefit of third parties related to the financial statements.

15.
Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or investment in corporate or other entities and/or investments in other traded or non-traded securities and/or any other form of investment.

16.	Liabilities arising out of advertising, including misrepresentations regarding the Company's products or services and unlawful distribution of emails.
17.
Management of the Company’s bank accounts, including money management, foreign currency deposits, securities, loans and credit facilities, credit cards, bank guarantees, letters of credit, consultation agreements concerning investments including with portfolio managers, hedging transactions, options, futures, and the like.

18.
Any administrative, regulatory, judicial, civil or criminal, actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance, violation or breaches alleging potential responsibility, liability, loss or damage (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, property damage or penalties, or for contribution,  indemnification, cost recovery, compensation or injunctive relief), whether alleged or claimed by customers, consumers, regulators, shareholders or others, arising out of, based on or related to: (a) cyber security, cyber attacks, data loss or breaches, unauthorized access to information, data, or databases (including but not limited to any personally identifiable information or private health information) and use or disclosure of information contained therein, not preventing or detecting the breach or failing to otherwise disclose or respond to the breach; (b) circumstances forming the basis of any violation of any law, permit, license, registration or other authorization required under applicable law governing data security, data protection, network security, information systems, privacy or any cyber environment (including, users, networks, devices, software, processes, information systems, databases, information in storage or transit, applications, services, and systems that can be connected directly or indirectly to networks); (c) failure to implement a reporting system or control, or failure to monitor or oversee the operation of such a system; (d) data destruction, extortion, theft, hacking, and denial of service attacks; losses or liabilities to others caused by errors and omissions, failure to safeguard data or defamation; or (e) security-audit, post-incident public relations and investigative expenses, criminal reward funds, data breach/privacy crisis management (including, management of an incident, investigation, remediation, data subject notification, call management, credit checking for data subjects, legal costs, court attendance and regulatory fines), extortion liability (including, losses due to a threat of extortion, professional fees related to dealing with the extortion), or network security liability (including, losses as a result of denial of access, costs related to data on third-parties and costs related to the theft of data on third-party systems).

A - iii

The Limit Amount for all Indemnifiable Persons during each relevant period referred to in Section 1.2 of the Indemnification Agreement for all events described in this Exhibit A (in Sections 1-22 (inclusive) above), shall be the greater of:

(a) twenty-five percent (25%) of the Company’s total shareholders’ equity according to the Company’s most recent financial statements as of the time of the actual payment of indemnification;

(b) US$50 million;

(c) 40% of the Company Total Market Cap (which shall mean the average closing price of the Company’s ordinary shares over the 30 trading days prior to the actual payment of indemnification multiplied by the total number of issued and outstanding shares of the Company as of the date of actual payment); and

(d) in connection with or arising out of a public offering of the Company’s securities, the aggregate amount of proceeds from the sale by the Company and/or any shareholder of Company’s securities in such offering.

*          Any reference in this Exhibit A to the Company shall include the Company and any entity in which the Indemnitee serves in a Corporate Capacity.

A - iv